UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

SRI/SURGICAL EXPRESS, INC.

(Name of Subject Company)

SRI/SURGICAL EXPRESS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78464W104

(CUSIP Number of Class of Securities)

Mark R. Faris

Chief Financial Officer

SRI/Surgical Express

12425 Race Track Road

Tampa, Florida 33626

(813) 891-9550

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David S. Felman, Esq.

Christopher J. Stephens, Esq.

Hill, Ward & Henderson, P.A.

101 East Kennedy Boulevard

Tampa, Florida 33602

(813) 221-3900

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 13, 2012, by SRI/Surgical Express, Inc., a Florida corporation (“SRI”), as amended and supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by SHM Acquisition, Inc., a Florida corporation (“Purchaser”) and a wholly-owned subsidiary of Synergy Health US Holdings Limited, a private limited company incorporated in England and Wales (“Parent”), disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on June 13, 2012, pursuant to which Purchaser has offered to purchase all outstanding shares of Common Stock, and the associated preferred stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of November 5, 2010, between SRI and Registrar and Transfer Company, as Rights Agent, as amended, at a price of $3.70 per Share, net to the selling shareholder in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 13, 2012, and the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by including the following immediately before the section titled “Forward-Looking Statements”:

“Expiration of the Offer

The Offer expired at 12:00 midnight, New York City time, on Thursday, July 12, 2012. The Offer was not extended. Based on preliminary information from Computershare Trust Company, N.A., the Depositary for the Offer (the “Depositary”), shareholders of SRI had tendered and not withdrawn 5,365,901 Shares (including 137,204 Shares tendered pursuant to the guaranteed delivery procedures), which represent approximately 82.7% of the outstanding Shares on a fully diluted basis (other than the restricted stock awards and Options which SRI has cancelled and is in the process of cashing out in accordance with the terms of the Merger Agreement), and therefore satisfies the Minimum Tender Condition. Purchaser has accepted for payment all validly tendered Shares and will promptly make payment to the Depositary for the accepted Shares.

As at least 80% of the outstanding Shares were validly tendered, Parent and Purchaser are able to effect a short-form merger in accordance with Section 607.1104 of the FBCA. Parent and Purchaser intend to effect a short-form merger of Purchaser with SRI in accordance with Section 607.1104 of the FBCA as promptly as practicable, without the need for a meeting of SRI’s shareholders. In the Merger, Purchaser will be merged with and into SRI, with SRI continuing as the Surviving Corporation. At the Effective Time, each Share then outstanding (other than any Shares held by SRI, Parent or any of their subsidiaries (including Purchaser)) will, by virtue of the Merger and without any action on the part of the holders of the Shares, be converted into the right to receive the Per Share Amount in cash, without interest and subject to any required withholding taxes. Following the Merger, all Shares will be delisted and will cease to trade on the NASDAQ Stock Market.

Parent and SRI issued a press release on July 13, 2012, announcing the completion of the Offer, which is filed as Exhibit (a)(11) hereto and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(11)	Press release issued by Parent and SRI on July 13, 2012 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO-T/A filed by Parent on July 13, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SRI/SURGICAL EXPRESS, INC.
(Registrant)

Dated: July 13, 2012	By:	/s/ Gerald Woodard
Gerald Woodard
Chief Executive Officer